Exhibit (d)(6)

STRICTLY CONFIDENTIAL

2 January 2026

Brian Wong, M.D., Ph.D.

President & Chief Executive Officer

RAPT Therapeutics, Inc.

561 Eccles Avenue

South San Francisco, CA 94080

RE:	Exclusivity Agreement

Dear Brian,

This Exclusivity Agreement (this “Exclusivity Agreement”) sets forth certain agreements between GlaxoSmithKline LLC (“GSK”) and RAPT Therapeutics, Inc. (the “Company” or “RAPT”) with respect to discussions between the parties or their affiliates relating to GSK’s, or one of its affiliates’, proposed negotiated acquisition of the Company (the “Proposed Transaction”).

1. Exclusive Negotiation. In consideration for the time, effort, and expense anticipated to be incurred by GSK in connection with its due diligence review and preparation and negotiation of definitive agreements relating to the Proposed Transaction, for the period from the date hereof through and ending at 5:00 pm, Pacific Standard Time on 15 January 2026 (the “Exclusivity Period”), RAPT agrees to negotiate exclusively with GSK with respect to the Proposed Transaction. During the Exclusivity Period, RAPT shall not, and shall cause its controlled affiliates, directors, and officers not to, and shall not permit its other employees, consultants, and advisors (including attorneys, accountants, and financial advisors) and other representatives to, directly or indirectly: (a) initiate, solicit, knowingly facilitate, or knowingly encourage any inquiries, discussions, or proposals with or from any third party regarding (including by providing or making available any information to any third party for the purpose of making, evaluating, or determining whether to make or pursue, any inquiries, or proposals with respect to) any Alternative Transaction (defined below); (b) continue, propose, enter into, or participate in any way in negotiations or discussions with any third party with respect to any Alternative Transaction; or (c) authorize, engage in or enter into any agreement or understanding with respect to any Alternative Transaction. The term “Alternative Transaction” means, other than any transaction between RAPT and GSK or any of its affiliates: (i) any tender offer or exchange offer, merger or similar business combination involving the Company, (ii) any sale or disposition of any material portion of the Company’s assets, (iii) any issuance or sale of a material portion of the Company’s equity interests outside of the ordinary course of business, (iv) any re-capitalization, reorganization, spin-off, joint venture, liquidation, dissolution or any other non-ordinary course transaction involving the Company the consummation of which would reasonably be expected to prevent or materially delay the closing of the Proposed Transaction, or (v) any outlicensing, collaboration or development transaction (or any other arrangement which would have a similar economic effect to any of the foregoing) relating to any of the Company’s material R&D programs including the ozureprubart asset. Immediately following the execution and delivery of this Exclusivity Agreement, RAPT shall cease all existing discussions, negotiations and/or known encouragements with any party (other than GSK and its affiliates) with respect to any Alternative Transaction.

2. Binding Nature. GSK and RAPT understand and agree that no contract or agreement providing for the Proposed Transaction shall be deemed to exist, directly or indirectly, between them unless and until a definitive written agreement providing for the Proposed Transaction has been executed and delivered by the parties thereto. GSK and RAPT also agree that, unless and until a final definitive agreement providing for the Proposed Transaction has been executed and delivered, none of them will be under any obligation of any kind with respect to such Proposed Transaction by virtue of this Exclusivity Agreement, except for the matters specifically agreed to herein.

3. Amendment; Waiver. The provisions of this Exclusivity Agreement cannot be amended or waived except with the consent of all parties in a written agreement that explicitly refers to this Exclusivity Agreement, or in the case of a waiver, the written consent of the party against whom such waiver would be sought to be enforced. If any term, provision, covenant or restriction of this Exclusivity Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Exclusivity Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

4. Governing Law. This Exclusivity Agreement, and any dispute arising out of, relating to or in connection with this Exclusivity Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to conflict of law principles that would result in the application of the law of any other jurisdiction. The parties hereto expressly submit themselves to the exclusive jurisdiction of the state and federal courts of the State of Delaware in any action or proceeding arising out of, in connection with or relating to this Exclusivity Agreement.

5. Equitable Remedies. Each party acknowledges that money damages may be both incalculable and an insufficient remedy for any breach of this Exclusivity Agreement by the other parties and that any such breach may cause irreparable harm. Accordingly, each party agrees that in the event of any breach or threatened breach of this Exclusivity Agreement, each other party, in addition to any other remedies at law or in equity it may have, shall be entitled to seek equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security.

6. Confidentiality. The Exclusivity Agreement is strictly confidential and will be subject to the Confidentiality Agreement dated 2 January 2026 between GSK and RAPT, which agreement shall survive the execution and termination of this Exclusivity Agreement.

7. Counterparts. This Exclusivity Agreement may be executed in counterparts (including via PDF), each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

8. Expenses. Each party shall bear its own expenses in connection with all matters contemplated in this Exclusivity Agreement.

9. Termination. This Exclusivity Agreement (and the exclusivity obligations provided hereunder) shall terminate immediately upon the earliest of: (a) the expiration of the Exclusivity Period; (b) execution and delivery of a definitive agreement between GSK and RAPT for the Proposed Transaction; (c) any written notice by GSK to RAPT that it no longer intends to pursue the Proposed Transaction; (d) the first time that GSK proposes either any reduction in the per share purchase price or any material revision adverse to the Company to any other material terms in respect of the Possible Transaction from the terms provided to the Company in the Revised Non-Binding Proposal dated December 30, 2025 (except all references therein to the Offer Price will be deemed to be $58.00 in cash and all references to the CVR will be disregarded) or (e) mutual written agreement of the parties hereto.

If the foregoing terms are acceptable, please indicate your agreement as of the date first written above by signing this Exclusivity Agreement where indicated below.

By:	/s/ Ian Greenberg
Ian Greenberg
VP Business Development, Global Corporate Development GSK

CC:	Luke Miels CEO GSK plc

RAPT Therapeutics, Inc

By:	/s/ Brian Wong
Name: Brian Wong
Title: Chief Executive Officer